Exhibit 99.1
Shinhan Financial Group received regulatory approval for the acquisition of ASIATRUST Co., Ltd. from Korean Financial Services Commission

On April 17, 2019, Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) received regulatory approval for the acquisition of ASIATRUST Co., Ltd.(ASIATRUST) as a subsidiary from Korean Financial Services Commission. In accordance with the approval granted today, SFG will acquire 60% of ASIATRUST’s shares under ‘Stage 1’ of the acquisition schedule.

Shinhan Financial Group expects to further disclose when the acquisition is complete.

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